December 6, 2011

Mr. Brian Cascio

Accounting Branch Chief

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	FuelCell Energy, Inc.
Form 10-K for the Fiscal Year Ended October 31, 2010
Filed January 14, 2011
File No. 001-14204

Dear Mr. Cascio:

This correspondence is in response to your letter dated November 23, 2011, to Michael Bishop, Senior Vice-President and Chief Financial Officer of FuelCell Energy, Inc. (“FuelCell”, “FCE” or the “Company”). In that letter, you requested that FuelCell respond to your comments following a review of our letter dated October 28, 2011. We will respond to the comments in the order presented.

For the Staff’s reference, we have included, in this response letter, the original Staff comment in italics which is followed by FuelCell’s response.

Form 10-K for the fiscal year ended October 31, 2010

Revenue Recognition, pages 68 and 81

1.

We acknowledge your response to prior comment 7; however, it remains unclear how your application of percentage of completion accounting for DFC power plants and modules is appropriate under the specific guidance from FASB Codification Topic 605-35. In that regard, your response suggests that you segmented revenues and costs incurred for certain installation and commissioning activities under the contractual arrangements under a theory analogizing to the accounting for research and development activities. Please help us further understand how your application of the percentage of completion method complied with GAAP. Accordingly, please respond to the following:

•

Tell us the specific basis in Topic 605-35 for segmenting and separately accounting for revenues and costs associated with installation and commissioning in excess of the estimated amount included in what you refer to as “hard costs.” Tell us how your practices considered the guidance from FASB ASC 605-35-25-10 through 25-13, with respect to segmenting of a contract.

•

Tell us how your method considers the guidance from FASB ASC 605-35-25-37a, which requires that contract costs used in the application of percentage of completion accounting include all direct costs. It is unclear how your method of segmenting certain installation and commissioning costs considers this guidance.

•	Tell us how your method considers the guidance from FASB ASC 605-35-25-37f, which indicates that in estimating profit or loss on a contract, the estimate to complete should include all contract costs.

Mr. Cascio

Securities and Exchange Commission

December 6, 2011

FuelCell Response:

We acknowledge the Staff’s question. The Company did not intend to suggest that we were segmenting and separately accounting for contracts and contract revenues and costs under FASB Codification Topic 605-35 in our prior response 7. Our projects and the related contracts do not meet the segmentation criteria outlined in FASB Codification Topic 605-35-25-10 through 25-13 and as a result, we did not and are not following that guidance. The Company includes all direct contract costs in percentage of completion accounting and does not separately segment revenues or costs for its product sales contracts. We provided detail in our prior response on the cost elements of our contracts in order to provide context for the disclosures in our Form 10-K for the fiscal year ended October 31, 2010 regarding uncertainty on the timing and amount of certain cost elements in our contract estimates.

Regarding the Staff’s question on how the Company followed FASB ASC 605-35-25-37a, as noted in our prior response, we did include an estimate of “normal” installation and commissioning costs in our application of percentage-of-completion accounting. We intended to convey that there were some installation and commissioning costs incurred outside of our normal expected costs that were treated akin to research and development costs. The Company’s accounting model contemplated that these costs would be expensed as incurred consistent with FASB ASC 730-10-25-1 and that these activities related to testing and product development were aimed at developing or significantly improving a product or service consistent with FASB ASC 730-10-15-3.

Further to the Staff’s third bullet, the Company did consider and applied guidance from FASB ASC 605-35-25-37f, which indicates that in estimating profit or loss on a contract, the estimate to complete should include all contract costs. The Company acknowledges and disclosed that there were certain commissioning and installation costs that could not be reasonably estimated at inception due to the early stages of product development. These costs included items such as new product testing and power plant installations that utilized new and unique applications (such as unique fuel sources). Estimates were provided for these cost elements once estimable. The costs benefiting the individual contracts (that being the “hard costs” and “normal” installation and commissioning costs), were included in the Company’s estimates at inception and revenue was recorded matching the hard costs (which reflect the impact of inventory write-downs for lower of cost or market as discussed in our previous response 6) incurred, resulting in an approximate break-even margin (i.e. the “zero profit margin” approach as discussed in ASC 605-35-25-67 through 25-69). Estimates were continuously updated as the Company gained information on actual product, installation and commissioning costs.

Mr. Cascio

Securities and Exchange Commission

December 6, 2011

As further background, during the commercialization period of our products from 2003 – 2009, there were significant cost reduction efforts and design changes being implemented on our products. Production volumes were also uncertain due to uneven order flow and our customers’ ultimate delivery timing requirements. As a result, upon signing a contract in one period, the Company could not reasonably estimate the future costs or completion dates. Once a power plant was released for production, we were able to estimate product costs and costs for expected installation and commissioning. Costs sometimes ran over original estimates for installation and commissioning as a result of new products being introduced and the variability of applications for which the products were integrated with at customer sites. This is why the Company considered these activities to be research and development costs and expensed such costs as incurred consistent with FASB ASC 730-10-25-1, as the Company was learning about the processes and techniques related to the delivery, installation, commissioning and testing of new products and unique applications.

2. As a related matter, we refer to your response to prior comment 10. Please further explain to us why percentage of completion is an appropriate accounting method for revenues and costs from DFC power plants and modules. In that regard, please respond to the following:

•

Clarify how your determination considers the guidance from FASB ASC 605-35-15-6a, which indicates that percentage of completion accounting is not applicable to sales of goods produced in a standard manufacturing operation, even if produced to buyer specifications. In that regard, it is not clear how the two main components of the power plant are not manufactured goods as contemplated in the cited guidance.

•

You indicate that it normally takes between twelve and eighteen months to complete a customer arrangement and that lead time is between six and twelve months. Without regard to lead time, please clarify for us the amount of time required to manufacture the components and clarify for us the period and pattern of costs incurred under the arrangements.

•	Further clarify why you believe that the arrangements are substantively long-term contracts as contemplated in the guidance from FASB ASC 605-35.

Mr. Cascio

Securities and Exchange Commission

December 6, 2011

FuelCell Response:

The Company’s determination to use the percentage of completion accounting method considered FASB ASC 605-35-15-6a, which indicates that percentage of completion accounting is not applicable to sales of goods produced in a standard manufacturing operation. We do not consider our complete power plant contracts to be produced in a standard manufacturing operation. As discussed in our prior response letter, there are two primary physical elements to our power plants; the balance of plant (“BOP”) and the module(s). In addition to these physical elements, additional scope of work in a power plant contract includes design work, configuration procedures, construction and custom fabrication, installation and commissioning. Further background on these cost elements is;

—

The BOP is fabricated by external vendors and contains complex electrical, software and mechanical components. This fabrication is based on the Company’s design and fabricated to the customer’s end requirements which can be very different based upon the customer’s location and the unique application of the power plant. For instance, BOPs may be designed to withstand climate conditions in certain locations, conform to local requirements, or be configured for integration with the customer’s steam distribution or gas clean-up infrastructure. The electrical system needs to be configured consistent with the local utility’s interconnection requirements. The Company historically has not placed BOP orders without an underlying customer contract due to the unique design requirements of each BOP depending on the type of customer application.

—	While modules are built through a standard manufacturing operation – they are specific to a customer contract. We historically have set module production to meet our contractual backlog requirements.

—

Finally, the module and BOP are shipped to a customer site where site construction and installation of the power plant are required to meet the customer’s application requirements. Every site is different and applications can fall into many categories when considering the customer’s unique requirements. For instance, certain plants will run on natural gas and others will run on a variety of renewable fuels such as biogas. Output of the power plant can also come in multiple forms; it can be electricity consumed by the customer or fed to the grid, some customers will use heat generated by the fuel cell in combined heat and power installations or require other product enhancements to capture the efficiency characteristics of the power plant. The module and BOP are installed at the site which requires further labor efforts, after which product testing is required to ensure the power plant works as designed.

In addition to the above cost elements, there are no “regular” marketing channels for our products. We contract with a limited number of customers and the application review and quoting process alone can often take well over a year. The quoting process and ultimate contract takes into account the customer’s unique application requirements (i.e. types of fuel being used, geographical location, combined heat and power requirements, etc.).

Mr. Cascio

Securities and Exchange Commission

December 6, 2011

Given these considerations, the Company’s products do not meet the criteria described in FASB ASC 605-35-15-6a. The Company’s power plant contracts are consistent with the criteria described in FASB ASC 605-35-15-2a and types of examples described in FASB ASC 605-35-15-3.

As a follow-up to the Staff’s question regarding the manufacturing time of 12 to 18 months, the Company has the following clarifying comments;

—

Without regard to lead time, the manufacturing process for a BOP typically takes at least 12 months. There are highly specialized electrical, software and mechanical components specific to our customer’s applications and our power plant design required for manufacture and assembly.

—

Manufacture of the fuel cell modules in our production facility is a function of our production run-rate which is based on contractual backlog. The Company will schedule production of the fuel cell module to occur when it anticipates that the BOP will be completed and the customer’s site is ready for installation of the power plant. At current production rates, a module can be manufactured in less than a month.

—

Typically, once a contract is signed, the Company will work with the customer’s site engineers to design the power plant site and prepare it for a fuel cell power plant. This includes engineering design and permitting. This process can take up to a year depending on the complexity of the customer’s application and civil / permitting requirements. The actual site installation and commissioning of the power plant typically takes 6 months. This includes installation on the site and configuration with the customer’s specific applications (i.e. gas clean-up skid, combined heat and power, etc).

The Company believes its power plant projects to be long-term in nature as they are performed over multiple accounting periods and typically take over one year to complete. While the guidance from FASB ASC 605-35 doesn’t specifically define long-term as a period of time, we do believe that revenue recognition for our power plants under percentage of completion is the appropriate method of revenue recognition.

Mr. Cascio

Securities and Exchange Commission

December 6, 2011

Warranty and Services Expense Recognition, pages 69 and 82

3. We refer to your response to prior comment 13. Based on your disclosure and response it appears that the LTSA arrangements would fall under guidance applicable to Separately Priced Extended Warranty and Product Maintenance Contracts as described in FASB Codification Topic 605-20-25. Accordingly, please help us better understand how your accounting for the LTSA contracts complies with the cited guidance. In that regard:

—	We see that the arrangements run between five and twenty years. Please tell us the typical life and describe the significance of arrangements running past your standard agreement of five years.

—	Describe to us the basis for your expectation that your “power plants will produce the minimum output during the term of the LTSA.”

—

Tell us how your accounting practices consider the guidance regarding contract losses from FASB ASC 605-20-25-6. In that regard, it is not clear whether you are estimating the costs of providing the services over the entire life of the contract.

FuelCell Response:

We acknowledge the Staff’s comment and agree that our LTSA contracts fall under guidance applicable to Separately Priced Extended Warranty and Product Maintenance Contracts as described in FASB ASC 605-20-25. We have been accounting for such contracts under this guidance.

We advise the Staff that our typical LTSA contract is for a period of five years. For the completeness of disclosure, we include our longest service agreement in the range. As of October 31, 2010, the Company only had one LTSA contract in excess of 5 years for which we are currently performing maintenance activities. There are two additional agreements in backlog with a term of twenty years and one with a period of ten years, each of which we will begin performing maintenance activities under once the power plants are installed in fiscal 2012.

Our basis for the expectation that power plants will produce the minimum output during the term of the LTSA is based upon the design, testing and operating experience that the Company has with its fuel cell stacks and power plants as a whole. The fuel cell stack currently has a design basis of 5 years while the balance of plant is designed to operate for greater than 20 years with routine maintenance. As the stack has a design basis for 5 years, at the end of the 5 year LTSA term, the customer may renew its LTSA agreement and purchase a replacement stack, if necessary.

Mr. Cascio

Securities and Exchange Commission

December 6, 2011

The Company estimates all expected costs to be incurred to perform under each LTSA contract, including maintenance, monitoring and any potential stack replacements over the contractual life of the LTSA contract in order to recognize revenue using the guidance in FASB ASC 605-20-25-3, as well as to adjust for potential contract losses under FASB ASC 605-20-25-6. As such, the Company recognizes revenue either ratably under its LTSA agreements over the contract period, or in proportion to the costs expected to be incurred in performing services under the contract if such costs are not expected to be incurred evenly over the contract period. The Company also utilizes such cost estimates in evaluating the necessity to accrue for potential losses under FASB ASC 605-20-25-6, as applicable. As of October 31, 2010, the Company had accrued and disclosed a loss accrual totaling $6.6 million for LTSA contracts.

The Company believes that it has addressed the Staff’s comments. FuelCell acknowledges the following:

—	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

—	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Michael S. Bishop
Michael S. Bishop
Sr. Vice President & CFO

cc:	Arthur A. Bottone, President & CEO, FuelCell Energy, Inc.
Richard Krantz, Partner, Robinson & Cole